

Mail Stop 3561

September 28, 2009

Mr. Gary Spaniak
President
Classic Costume Company, Inc.
1903 North Barnes Avenue
Springfield Missouri, 65803

> **Re:** **Classic Costume Company, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 19, 2009**
> **File No. 333-142704**

Dear Mr. Spaniak:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant